UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 27, 2025

ASSET ENTITIES INC.
(Exact name of Company as specified in its charter)

Nevada	001-41612	88-1293236
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Crescent Ct, 7th Floor, Dallas, TX	75201
(Address of principal executive offices)	(Zip Code)

(214) 459-3117
(Company’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Common Stock, $0.0001 par value per share	ASST	The Nasdaq Stock Market LLC

Indicate by check mark whether the Company is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

As previously disclosed, Asset Entities Inc., a Nevada corporation (the “Company”), entered into an Agreement and Plan of Merger, dated as of May 6, 2025 (the “Original Merger Agreement”), with Alpha Merger Sub, LLC, an Ohio limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”), Strive Enterprises, Inc., an Ohio corporation (“Strive”), and Strive Asset Management, LLC, an Ohio limited liability company and a wholly owned subsidiary of Strive (“Asset Management”). A description of the Original Merger Agreement was disclosed in the Company’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2025, which is incorporated herein by reference.

On June 27, 2025, as a result of Strive electing the Restructuring Election (as defined in Section 2.06 of the Original Merger Agreement), the Company entered into an Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”) with Alpha Merger Sub, Inc., an Ohio corporation (formerly Alpha Merger Sub, LLC), and Strive, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the A&R Merger Agreement, Merger Sub will merge with and into Strive (the “Merger”), with Strive continuing as a wholly owned subsidiary of the Company and the surviving company of the Merger. Strive’s election to exercise the Restructuring Election reflects its commitment to building the leading asset management company operating on the Bitcoin Standard. Strive’s management team will be focused on maximizing the company’s Bitcoin holdings in a manner accretive to common equity shareholders.

Because Merger Sub will merge with and into Strive under the A&R Merger Agreement (instead of Asset Management, as contemplated under the Original Merger Agreement), stockholders of Strive, rather than Strive itself, will receive the merger consideration. In particular, subject to the terms and conditions of the A&R Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of capital stock of Strive will be converted into the right to receive a number of shares of the Company Consideration Stock equal to the Exchange Ratio plus cash in lieu of fractional shares as specified in the A&R Merger Agreement. The “Company Consideration Stock” shall be the current Class A Common Stock, $0.0001 par value per share, of the Company (the “Class A Common Stock”) redesignated as class B common stock, $0.0001 par value per share, of the Company (the “New Class B Common Stock”), pursuant to amended and restated articles of incorporation of the Company to be adopted and approved in accordance with the A&R Merger Agreement (the “A&R Articles of Incorporation”) (the current Class B Common Stock, $0.0001 par value per share, of the Company (the “Class B Common Stock”) will also be redesignated as class A common stock, $0.0001 par value per share, of the Company (the “New Class A Common Stock”)). The “Exchange Ratio” shall be calculated so that each holder of Strive capital stock will receive, in respect of each share of capital stock of Strive, a number of shares of Company Consideration Stock equal to the quotient obtained by dividing (a) the Aggregate Merger Consideration Share Number (as defined in the A&R Merger Agreement) by (b) the aggregate number of shares of Strive common stock issued and outstanding as of immediately prior to the Effective Time (for purposes of this clause (b), assuming the conversion of all Strive preferred stock and including shares of Strive common stock subject to restricted stock units that settle in shares of Strive common stock (“Strive RSUs”) that have vested but not settled or restricted stock awards that settle in shares of Strive common stock (“Strive RSAs”) that have vested but not settled).

Each Strive RSU and Strive RSA that is outstanding as of the closing of the Merger shall be assumed by the Company or converted into or substituted for a restricted stock unit that settles in shares of New Class B Common Stock of equivalent value.

Pursuant to the A&R Merger Agreement, the Company, Merger Sub and Strive agreed, among other things, to extend the “End Date”, as defined in Section 11.01(b)(i) of the Original Merger Agreement, to February 6, 2026. This End Date extension was agreed to account for potential process delays out of the ordinary course that are not anticipated. The parties expect the Merger to close by early Fall 2025, which is unchanged from the parties’ original timeline.

The board of directors of the Company unanimously adopted and approved the A&R Merger Agreement and the transactions contemplated thereby, and, subject to the terms and conditions of the A&R Merger Agreement, resolved to recommend that the Company’s stockholders approve the issuance of Company Consideration Stock in connection with the Merger (the “Stock Issuance”), the amendments to the Company’s organizational documents contemplated by the A&R Merger Agreement (the “Organizational Documents Amendments”) and the other transactions contemplated thereby.

In connection with the Merger, the Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 registering the New Class A Common Stock (the “Form S-4”) and a proxy statement with respect to the meeting of the Company’s stockholders.

The foregoing description of the A&R Merger Agreement and the Merger does not purport to be complete, or to describe every difference between the Original Merger Agreement and the A&R Merger Agreement, and is qualified in its entirety by the terms and conditions of the A&R Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The A&R Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The A&R Merger Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Strive or any other party to the A&R Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the A&R Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the A&R Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the A&R Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the A&R Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the A&R Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the A&R Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Voting and Support Agreement

In connection with the A&R Merger Agreement, on June 27, 2025, Strive and certain stockholders of the Company entered into an Amended and Restated Voting and Support Agreement (the “A&R Support Agreement”), pursuant to which, among other things, each such stockholder has agreed, on the terms and subject to the conditions set forth therein, (i) to vote all of their respective voting shares in the Company, collectively constituting approximately 40.2% of the total voting power of the outstanding shares of the Company’s common stock as of the date of the A&R Merger Agreement, in favor of the Stock Issuance, the Organizational Documents Amendments and certain other matters contemplated by the A&R Merger Agreement, (ii) to convert their Class A Common Stock into Class B Common Stock (which will be redesignated as New Class A Common Stock), in exchange for a payment of $2.5 million from the Company and (iii) certain other matters in connection with the Merger as contemplated thereby.

The foregoing description of the A&R Support Agreement does not purport to be complete, or to describe every difference between the Original Support Agreement and the A&R Support Agreement, and is qualified in its entirety by the terms and conditions of the A&R Support Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and the Company, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, the Company or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

●	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the A&R Merger Agreement;

●	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

●	the outcome of any legal proceedings that may be instituted against Strive or the Company or the combined company;

●	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or the Company operate;

●	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

●	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

●	the diversion of management’s attention from ongoing business operations and opportunities;

●	potential adverse reactions of Strive’s or the Company’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

●	changes in the Company’s share price before closing; and

●	other factors that may affect future results of Strive, the Company or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, the Company’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive’s, the Company’s or the combined company’s results.

Although each of Strive and the Company believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or the Company will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in the Company’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by the Company with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, the Company or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and the Company undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by the Company in connection with the proposed transaction and that will include a proxy statement of the Company and a prospectus of the Company (the “Proxy Statement/Prospectus”), and each of Strive and the Company may file with the SEC other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be sent to the stockholders of the Company to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, THE COMPANY AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and the Company, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from the Company by accessing the Company’s website at https://www.assetentities.com/. Copies of the Registration Statement and the Proxy Statement/Prospectus can also be obtained, without charge, by directing a request to the Company’s Investor Relations department at 100 Crescent Court, 7th Floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com. The information on Strive’s or the Company’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, the Company and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and the Company and other persons who may be deemed to be participants in the solicitation of stockholders of the Company in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of the Company, their ownership of the Company common stock, and the Company’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Securities Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in the Company’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Amended and Restated Agreement and Plan of Merger among Asset Entities Inc., Alpha Merger Sub, Inc. and Strive Enterprises, Inc., dated as of June 27, 2025*
10.1	Amended and Restated Voting and Support Agreement by and among Strive Enterprises, Inc. and certain stockholders of Asset Entities Inc., dated as of June 27, 2025*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Annexes, schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted annexes, schedules and exhibits upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 3, 2025	ASSET ENTITIES INC.

/s/ Arshia Sarkhani
	Name:	Arshia Sarkhani
	Title:	Chief Executive Officer and President

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